Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 CEFCU Checking (4146)	5,756.99
1010 CEFCU Savings (0414)	199.38
1040 Toast Clearing Account	2,017.06
Total Bank Accounts	**$7,973.43**
Total Current Assets	**$7,973.43**
Other Assets	
1390 Port Kitchen Security Deposit	500.00
Total Other Assets	**$500.00**
TOTAL ASSETS	**$8,473.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2240 Sales Tax Payable	1,792.62
Total Other Current Liabilities	**$1,792.62**
Total Current Liabilities	**$1,792.62**
Total Liabilities	**$1,792.62**
Equity	
3010 Start Up Gifts	10,299.00
3020 Owner's Pay & Personal Expenses	-245.55
3030 Retained Earnings	
Net Income	-3,372.64
Total Equity	**$6,680.81**
TOTAL LIABILITIES AND EQUITY	**$8,473.43**